

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 28, 2008

*U.S Mail*

Mr. Alan Brown, Secretary and General Counsel
Noranda Aluminum Holding Corporation
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

   Re: Noranda Aluminum Holding Corporation
     Amendment No. 2 to Registration Statement on Form S-1
     Filed July 17, 2008
     File No. 333-150760

Dear Mr. Brown:

   We have reviewed your response letter dated July 16, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed July 17, 2008

General

1.      Please continue to monitor your requirements to provide updated financial statements with your next amendment.  Please refer to Rule 3-12 of Regulation S-X.

2.      Please provide updated consents with your next amendment.

3.      Please modify your presentation of financial information such that the chronological ordering is consistent throughout the filing.  We note for example that the chronological ordering of your summary financial information on page 11 does not match that of your audited financial statements on page F-5.  Refer to SAB Topic 11:B which can be located on our website at: http://www.sec.gov/interps/account/sabcodet11.htm#11e.

Summary Historical and Pro Forma Financial and Other Data, page 8

4.      Please include a vertical black line between the columns noted below to emphasize to readers that the valuation basis between these periods differs and is not comparable.

- pre-predecessor, pro forma pre-predecessor and predecessor and pro forma Noranda Aluminum Holding on page 10
- pro forma pre-predecessor and Successor on page 10
- pre-predecessor, predecessor and successor columns on page 11

        This comment applies to your selected financial data disclosure on page 47.

5.      We note that you have added footnote (2).  Please expand your disclosure to explain why shipments for brokered metal sales were excluded.  This comment also applies to your like disclosure on pages 48 and 49.

6.      Please remove your disclosure of cash flow data under the captions labeled as pro forma.

7.      Please explain to us how footnote (6) relates to the balance sheet data reported.

8.      Please modify your notes to provide disclosure of EBITDA apart from Adjusted EBITDA. This comment also applies to your disclosure on pages 68 through 71.

9.      We note that you continue to disclose Adjusted EBITDA along side EBITDA in your Summary and Selected Financial Data.  You disclose in note (7) on page 12

that your "credit documents and the indentures governing the notes require [you] to meet or exceed specified minimum financial performance thresholds, some of which require the calculation of Adjusted EBITDA." We also note that you indicate that you have provided Adjusted EBITDA because you "believe it provides investors with additional information to evaluate [your] ability to meet debt covenants and incur additional debt." You disclose on page 67 that the covenants contained in certain debt agreement require you to maintain the following defined ratios:

- Adjusted EBITDA to fixed charges
- Net senior secured debt to Adjusted EBITDA

Given that Adjusted EBITDA is one component used to calculate the financial performance threshold requirements of certain of your debt arrangements it is unclear how the measure by itself provides information for the evaluation of your ability to meet debt covenants and incur additional debt. Please remove this disclosure from your disclosure of Adjusted EBITDA from your summary and selected financial data to avoid investor confusion.

10.     We have reviewed your response to prior comment seven and note that you believe including the effects of a purchase accounting basis adjustment for inventory is inconsistent with the purpose of presenting production cost." Given that the amount of purchase price allocated to inventory at the time of the acquisition represents the cost of the inventory to the acquirer at the time of the transaction, it continues to be unclear why exclusion of this amount from your production cost measure is consistent with the purpose of presenting this measure. The price that the acquirer paid for that inventory is its cost at the date of the acquisition. As such, it appears you need to modify your calculation.

11.     We note that you have disclosed in note (9) the year ends December 31, 2006 and 2007, as well as the three months ended March 31, 2007 and 2008. We note that these periods are not consistent with the periods reported on page 11 which reflect the changes in your ownership. Please modify your disclosure to report the same periods as presented on page 11.

12.     Please remove your disclosure of aggregated financial data your have presented in both notes (9)(c) and (10).

13.     Please disclose a separate column for historical financial information for the three months ended March 31, 2007 on page 11.

Selected Historical Financial Data, page 48

14.     Please remove the combined cash flow data described in note (4).

15.     Please disclose a separate column for historical financial information for the three months ended March 31, 2007 and 2008 on page 49.

## Supplemental Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2006

16.     Please explain in greater detail why you have adjusted your pro forma selling, general and administrative expenses for item (3)(ii), the elimination of certain pension expenses, primarily for amortization of actuarial losses, transition obligations and prior service costs. Refer to Rule 11-01(b)(6) of Regulation S-X. This comment also applies to your like adjustment disclosed in note (3) on pages 51 and 52.

## Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

## Results of Operations, page 59

17.     We note that a decrease in third party shipments contributed in part to the decrease in your sales results for the first quarter of 2008. Please discuss the underlying reasons, if known, for the decrease in third party shipments and whether you anticipate any further decreases or you believe this is part of a trend.

## Business, page 76

18.     Please revise your disclosure to identify "the leading metals consultancy company" to which you refer on pages 76 and 79.

## Raw Materials, page 83

19.     We note the disclosure on page 83 regarding the terms of the contract entered into for the transport of bauxite from St Ann to Gramercy. Please provide for our review a copy of the contract referenced. Additionally, please advise us of whether the company can readily substitute the third party with which it has contracted. We may have further comment.

## Executive Compensation, page 98

## 2007 Annual Incentive Plan, page 100

20.     We note the analysis provided in response to prior comment 20 and reissue the comment in part. In order to facilitate an understanding of how the named executives achieved 50% of their bonus opportunity, please revise to disclose the company-wide EBITDA, cash flow and safety performance metrics.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 53

21.     Please expand your Management's Discussion and Analysis to address the audited
        and interim historical periods as disclosed on page 11, including March 31, 2007.
        Please provide a presentation such that the audited historical periods of your
        operations is the primary focus of your Management's Discussion and Analysis,
        and is supplemented with the discussion of pro forma results.

Liquidity and Capital Resources, page 65

22.     Please remove your disclosure of Aggregated financial information on pages 69
        and 70.

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-75

23.     We have reviewed your response to prior comment number two issued in our
        letter dated July 9, 2008.  Please modify your presentation to label the amounts
        for 2006 as "Unaudited."  This comment applies to both sets of Rule 3-09
        financial statements included in your document.

St. Ann Bauxite Limited

Report of Independent Registered Public Accounting Firm, page F-89

24.     We note that the report indicates the audit was conducted "in accordance with the
        auditing standards of the Public Accounting Oversight Board." Please file a report
        which indicates that the audit was conducted "in accordance with the standards of
        the Public Accounting Oversight Board."  Refer to AS 1.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact at Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding any engineering matters to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     K. Stertzel
        J. Davis
        G. Schuler
        M. Duru
        C. Moncada-Terry